CONSENT OF EXPERT
FILED BY SEDAR

January 7, 2011	1188930100-COA-R0001-00

British Columbia Securities Commission Alberta Securities Commission Saskatchewan Securities Commission The Manitoba Securities Commission Ontario Securities Commission New Brunswick Securities Commission Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador Registrar of Securities, Prince Edward Island Brigus Gold Corp.

Subject	Report Entitled “Black Fox Project National Instrument 43-101 Technical Report” (the “Report”) dated January 6, 2011

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Tim Maunula, P.Geo., Wardrop Engineering Inc. to the public filing of the Report and to extracts from, or a summary of, the Report in the written disclosure contained in the press release of Brigus Gold Corp. dated January 6, 2011 (the “Press Release”).

I hereby confirm that I have read the written disclosure contained in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

“Original document signed by
Tim Maunula, P.Geo.”

Tim Maunula, P.Geo.
Wardrop Engineering Inc.